

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Ann Kappler
Executive Vice President, General Counsel & Chief Compliance Officer
Prudential Financial Inc.
751 Broad Street
Newark, New Jersey 07102

> **Re: Prudential Financial Inc.**
> **Form 8-K filed February 13, 2024, as amended February 21. 2024**
> **File No. 001-16707**

Dear Ann Kappler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Brian P. Spitser